Exhibit 99.1

New Sapiens Decision Parameter Management (PaM) Accelerates Time-to-Market
with Near-Realtime Changes to Business Logic

New capability enables even faster decisioning, enhancing the existing Sapiens Decision solution by separating data values embedded within business logic.

Rochelle Park, N.J., May 10, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today launched its new Parameter Management (PaM) solution. Sapiens Decision PaM extends decision automation further into the enterprise by enabling business users outside of the IT department to make changes in data-related business logic, avoiding a time-consuming software development lifecycle (SDLC) to put changes into production. Embedded data in business logic can now be updated with PaM, making change to production in near-realtime, getting to market potentially weeks faster than is currently possible.

PaM is integrated with Sapiens Decision’s flagship product, Decision Manager, to create a seamless user experience. PaM was developed in consultation with our clients across industries with the intent of enabling the broadest range of use cases where data value changes are better managed outside of decision tables separate from business logic. There are abundant use cases that can benefit from PaM, typically oriented around variable data that may change frequently and be sourced from within the organization as well as from third parties. Examples include insurance and loan underwriting thresholds, limits on complying loans or minimum coverages, ratios for affordability or expenses, percentages for commissions and triggers for disaster zoning. PaM is also the recommended integration mechanism between machine learning (ML) insights and the business logic that must rapidly react to changing insights.

“We recognized the need to develop a more simplified and flexible approach to encapsulated data in logic and consulted closely with a large number of our clients to ensure PaM would solve real-world use cases from day one,” said Jamie Yoder, Sapiens North America President and General Manager. “PaM extends the value of the Sapiens Decision core product and will capture an entirely new class of business users outside the area of IT with the added benefit of accelerating time-to-market.”

Sapiens Decision will be exhibiting at the upcoming Building Business Capability (BBC) 2023 Conference (Booth #300) on May 10-11, 2023, at the Caesar’s Forum in Las Vegas, and are available to discuss PaM.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

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About Sapiens Decision

Sapiens Decision, a division of Sapiens International Corporation, transforms how businesses are approaching change, by modernizing traditional business rules management. Sapiens Decision is used by major corporations in Banking, Insurance, Retail and Public Sector to implement process automation and drive digital transformation. For more information visit https://sapiensdecision.com.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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